

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 18, 2010

<u>VIA US MAIL AND FAX (845) 695-2639</u>
Mr. Mark E. Stephan
Executive Vice President and Chief Financial Officer
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941

        RE: Mediacom Communications Corporation
            Form 10-K for the year ended December 31, 2009
            Filed March 8, 2010

Dear Mr. Stephan:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director